HSBC USA INC. $[●] Enhanced Market Participation Notes Linked to a Basket of Indices
Filed Pursuant to Rule 433
Registration No. 333-133007
May 29, 2008

FREE WRITING PROSPECTUS
(To Prospectus dated April 5, 2006,
Prospectus Supplement dated October 12, 2007,
and Prospectus Addendum dated December 12, 2007)

Terms used in this free writing prospectus are described or defined in the prospectus supplement and prospectus. The notes offered will have the terms described in the prospectus supplement and prospectus. The notes are not principal protected, and you may lose up to 100% of your initial investment.
This free writing prospectus relates to a single note offering. The purchaser of a note will acquire a security linked to the performance of an equally weighted basket of three equity indices as described below. Although the offering relates to the performance of an equally weighted basket of three equity indices, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the indices or as to the suitability of an investment in the related notes. The following key terms relate to the notes offering:

•	Reference Asset:
The notes are linked to an equally weighted basket consisting of The Hang Seng® Index (ticker: HSI) (“HSI”), the MSCI Singapore Free Index (ticker: SGY) (“SGY”), and The S&P® Australian Stock Exchange 200 Index (ticker: AS51) (“AS51”), each of which we refer to as an “index” and collectively, the “indices.” The weighting of each component within the basket is fixed at 1/3 and will not change during the term of the notes unless one or more components is modified during the term of the notes as further described herein.

•	Principal Amount:	$1,000 per note.
•	Trade Date:	[May 30, 2008]
•	Pricing Date:	[May 30, 2008]
•	Original Issue Date:	[June 4, 2008]
•	Final Valuation Date[1]:	[June 30, 2009]
•	Maturity Date:	3 business days after the final valuation date and is expected to be [July 6, 2009] (subject to further adjustment as described herein).
•	Payment at Maturity:	For each note, the cash settlement value (denominated in US dollars).
•	Cash Settlement Value:	For each note, you will receive a cash payment on the maturity date that is based on the basket return (as described below):
If the basket return is greater than or equal to 0.00%, you will receive an amount equal to 100% of the principal amount plus the lesser of:
(i) the product of (a) the principal amount multiplied by (b) the basket return multiplied by the upside participation rate; and
(ii) the product of (a) the principal amount multiplied by (b) the maximum cap; and

If the basket return is less than 0.00%, you will lose 1% of the principal amount for each percentage point that the basket return is below 0.00%. For example, if the basket return is -30%, you will suffer a 30% loss and receive 70% of the principal amount.

•	Basket Return:	The quotient, expressed as a percentage, of (i) the basket ending level minus the basket starting level divided by (ii) the basket starting level, expressed as a formula:

•	Basket Starting Level:	Set equal to 100 on the pricing date.
•	Basket Ending Level:	The basket closing level on the final valuation date. On the final valuation date, the basket closing level will be calculated as follows:
100 x [1 + (HSI return x (1/3)) + (SGY return x (1/3)) + (AS51 return x (1/3))], where the return for each index is the index performance of the respective index.
•	Index Performance:	With respect to each index, the percentage change from the initial index level to the final index level, calculated as follows:

•	Initial Index Level:	With respect to each index, the quotient of (a) the index denomination level as of the pricing date divided by (b) the FX conversion rate for such index as of the pricing date.
•	Final Index Level:	With respect to each index, the quotient of (a) the index denomination level as of the final valuation date divided by (b) the FX conversion rate for such index as of the final valuation date.
•	Index Denomination Level:
With respect to each index, the official closing level of the index as determined by the calculation agent based upon determinations with respect thereto made by the reference sponsor and displayed on Bloomberg Professional® service page “HSI <INDEX>” with respect to HSI, page “SGY <INDEX>” with respect to SGY, and page “AS51 <INDEX>” with respect to AS51.

•	FX Conversion Rate:
With respect to HSI, the Hong Kong Dollar per USD Exchange Rate on the applicable date of determination as determined by the calculation agent by reference to Bloomberg Professional® service page “USD/HKD <CRNCY>” at approximately[●] pm New York time on the applicable date of determination. With respect to SGY, the Singapore Dollar per USD Exchange Rate on the applicable date of determination as determined by the calculation agent by reference to Bloomberg Professional® service page “USD/SGD < CRNCY >” at approximately[●] pm New York time on the applicable date of determination. With respect to AS51, the Australian Dollar per USD Exchange Rate on the applicable date of determination as determined by the calculation agent by reference to Bloomberg Professional® service page “USD/AUD < CRNCY >” at approximately[●] pm New York time on the applicable date of determination.

•	Upside Participation Rate:	300.00%
•	Maximum Cap:	[30.00]%
•	CUSIP / ISIN	4042K0PT6 / [●]
•	Agent’s Discount / Total[2]:	1.25% / [●]
•	Proceeds to Us per Note / Total:	98.75% / [●]
•	Form of notes:	Book-Entry.
•	Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
(1)	The final valuation date is subject to adjustment as described herein.
(2)	Agent's discount may vary but will be no more than the amount listed in “Agent's Discount or Commission per Note / Total,” above.
Investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page FWP-4 of this document and page S-3 of the prospectus supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.
The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction. We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

HSBC SECURITIES (USA) INC. May 29, 2008

SUMMARY

General Terms

This free writing prospectus relates to a single note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to the reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, and the prospectus addendum of December 12, 2007. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page FWP-4 of this free writing prospectus and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement, and a prospectus addendum) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

•	the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

•	the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

•	the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Payment at Maturity

On the maturity date, for each note, we will pay you the cash settlement value, which is an amount in cash based on the basket return, as described below:

•	If the basket return is greater than or equal to 0.00%, you will receive an amount equal to 100% of the principal amount plus the lesser of:

(i) the product of (a) the principal amount multiplied by (b) the basket return multiplied by the upside participation rate; and

(ii) the product of (a) the principal amount multiplied by (b) the maximum cap; and

•
If the basket return is less than 0.00%, you will lose 1% of the principal amount for each percentage point that the basket return is below 0.00%. For example, if the basket return is -30%, you will suffer a 30% loss and receive 70% of the principal amount.

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Interest

The notes will not bear interest.

Expenses

We estimate that we will spend approximately $[5,000] for printing, trustee and legal fees and other expenses allocable to the offerings for each offering of notes.

Market Disruption Event

If the final valuation date is not a scheduled trading day with respect to an index, then the final valuation date with respect to that index will be the next day that is a scheduled trading day with respect to that index. If a market disruption event (as defined below) exists for an index on the final valuation date, then such final valuation date for that index will be the next scheduled trading day for which there is no market disruption event with respect to that index. If a market disruption event exists with respect to the final valuation date for an index on five consecutive scheduled trading days, then that fifth scheduled trading day will be the final valuation date for that index, and the final index level of that index will be determined by means of the formula for and method of calculating that index which applied just prior to the market disruption event, using the relevant exchange traded or quoted price of each stock in that index (or a good faith estimate of the value of a stock in that index which is itself the subject of a market disruption event). For the avoidance of doubt, if no market disruption event exists with respect to an index on the final valuation date for that index, the determination of that index’s final index level will be made on the originally scheduled final valuation date, irrespective of the existence of a market disruption event with respect to one or more of the other indices. If the final valuation date for any index is postponed, then the maturity date will also be postponed until the third business day following the postponed final valuation date for that index.

“Market disruption event” for an index means any scheduled trading day on which any relevant exchange (as defined below) or related exchange (as defined below) fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which we determine is material:

(i) any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, (A) relating to any stock included in any index or (B) in futures or options contracts relating to any index on any related exchange; or;

(ii) any event (other than any event described in (iii) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for any stock included in any index or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to any index on any relevant related exchange; or

(iii) the closure on any scheduled trading day of any relevant exchange relating to any stock included in any index or any related exchange prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (a) the actual closing time for the regular trading session on the exchange and (b) the submission deadline for orders to be entered into the Relevant Exchange or Related Exchange for execution at the close of trading on that day).

“Related exchange” for an index means each exchange or quotation system on which futures or options contracts relating to such index are traded, or any successor or temporary substitute for such exchange or quotation system (provided that we have determined, for a substitute exchange or quotation system, that liquidity on such substitute is comparable to liquidity on the original related exchange) where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to such index.

“Relevant exchange” for an index means the primary exchange or quotation system for any stocks included in such index.

“Scheduled closing time” means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

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“Scheduled trading day” for an index means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for each stock then included in such index.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

INVESTOR SUITABILITY

The notes may be suitable for you if:
♦    You believe the level of the reference asset will increase moderately—meaning that you believe the reference asset will increase over the term of the notes, but do not believe such increase is likely to exceed the maximum cap.
♦    You are willing to make an investment that is exposed to the full downside performance risk of the reference asset.
♦    You are willing to forego dividends paid on the stocks included in the indices underlying the reference asset.
♦    You are willing to make an investment that is exposed to the currency exchange risk of the currencies in which the indices are denominated.
♦    You do not seek current income from this investment.
♦    You are willing to hold the notes to maturity.
♦    You are willing to make an investment that is subject to a maximum cap.

The notes may not be suitable for you if:
♦    You do not believe the level of the reference asset will increase over the term of the notes, or you believe the level of the reference asset will increase by more than the maximum cap during the term of the note.
♦    You are unwilling to make an investment that is exposed to the full downside performance risk of the reference asset.
♦    You seek an investment that is exposed to the full potential appreciation of the reference asset, without a cap on participation.
♦    You prefer to receive the dividends paid on any stocks included in the indices underlying the reference asset.
♦    You are unwilling to make an investment that is exposed to the currency exchange risk of the currencies in which the indices are denominated.
♦    You seek current income from this investment.
♦    You are unable or unwilling to hold the notes to maturity.
♦    You seek an investment for which there will be an active secondary market.

RISK FACTORS

We urge you to read the section “Risk Factors” on page S-3 in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the reference asset, the indices, or the securities comprising the indices. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

As you review “Risk Factors” in the accompanying prospectus supplement, you should pay particular attention to the following sections:

•	“— Risks Relating to All Note Issuances”;

•	“— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset”; and

•	“— Additional Risks Relating to Certain Notes With More Than One Instrument Comprising the Reference Asset.”

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You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Not Principal Protected and You May Lose Up to 100% of Your Initial Investment.

The notes are not principal protected. The notes differ from ordinary debt securities in that we will not pay you 100% of your principal amount if the basket return is negative. In that event, you will lose 1% of the original principal amount for each percentage point that the basket return is below 0.00%. Accordingly, you may lose up to 100% of your initial investment in the notes.

Your Gain on the Notes at Maturity, if any, May Not Reflect the Full Performance of the Reference Asset.

Your payment at maturity per note will not be greater than the amount equal to the principal amount plus the product of (i) the principal amount and (ii) the maximum cap. This means that the maximum possible return for each note is the maximum cap. Therefore, you may not have the benefit of full exposure to the positive performance of the reference asset if the product of the basket return multiplied by the upside participation rate is greater than the maximum cap.

The Notes will not be Listed on any Securities Exchange or Quotation System.

We intend to offer to purchase the notes in the secondary market but are not required to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which we are willing to buy the notes.

The Notes will not Bear Interest.

As a holder of the notes, you will not receive interest payments.

Changes that Affect the Reference Asset Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity.

The policies of the publishers, sponsors or compiling authorities for the indices (the “reference sponsors”) concerning additions, deletions and substitutions of the constituents included in the indices and the manner in which the reference sponsors take account of certain changes affecting those constituents included in the indices may affect the value of the indices. The policies of the reference sponsors with respect to the calculation of the indices could also affect the level of the reference asset. The reference sponsors may discontinue or suspend calculation or dissemination of the indices. Any such actions could affect the value of the notes.

Please read and pay particular attention to the section “Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset” in the accompanying prospectus supplement.

An Investor in the Notes is Subject to Risks Associated with the Exchange Rate Between the United States Dollar and the Hong Kong Dollar, the Singapore Dollar, and the Australian Dollar.

Because the indices are denominated in foreign currencies and payment on the notes is calculated using foreign exchange rates to convert the levels of the indices into United States Dollars, the basket return depends partly upon the value of the United States Dollar compared to the values of the Hong Kong Dollar, the Singapore Dollar, and the Australian Dollar. In the event that any of these foreign currencies depreciates against the United States Dollar, any increase in the level of any index may be moderately or wholly offset by any decrease in the value of any applicable foreign currency relative to the United States Dollar over the term of the notes.

Intervention in the currency markets by Hong Kong, Singapore, Australia, the United States or another country could materially and adversely affect the value of the Notes. Specific currency exchange rates are volatile and are affected by numerous factors specific to each foreign currency and the country that issues such currency. Foreign currency exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their trading value and amount payable at maturity could be affected by the actions of a sovereign government that could change or interfere with previously freely determined currency valuations, currency exchange rate fluctuations that are a response to other market forces and the movement of currencies across borders.

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Uncertain Tax Treatment.

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes, and in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the notes in accordance with this approach. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid forward or other executory contracts.

One or more of the entities included in the indices comprising the reference asset could be treated as a “real estate investment trust” ("REIT"), partnership, trust, or “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes, or otherwise as a “pass-thru entity” for purposes of section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), in which case it is possible that the note will be subject to the "constructive ownership" rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes could be treated as ordinary income and subject to an interest charge.

Because of the uncertainty regarding the tax treatment of the notes, we urge you to consult your tax advisor as to the tax consequences of your investment in a note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under “Certain U.S. Federal Income Tax Considerations.”

ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the reference asset relative to its basket starting level. We cannot predict the basket ending level of the reference asset on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical basket starting level used in the illustrations below is not the actual basket starting level of the reference asset. You should not take these examples as an indication or assurance of the expected performance of the reference asset. With respect to the notes, the cash settlement value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the examples below have been rounded for ease of analysis.

The following examples indicate how the cash settlement value would be calculated with respect to a hypothetical $1,000 investment in the notes. These examples assume the notes are held to maturity, a maximum cap of 30.00% and an upside participation rate of 300%. The examples also assume that each FX conversion rate remains constant over the term of the notes.

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Example 1: The basket return is positive over the term of the notes, and the product of the basket return multiplied by the upside participation rate is greater than the maximum cap.

Reference Asset
Basket Starting Level	100.00
Basket Ending Level	120.00
Basket Return	20.00%
Basket Return x Upside Participation Rate:	60.00%
Maximum Cap:	30.00%
Cash Settlement Value:	$1,300.00

Here, the basket return is 10.00%.

Because the basket return is positive, the cash settlement value equals the principal amount of the note plus the lesser of (1) the product of (a) the principal amount multiplied by (b) the basket return multiplied by the upside participation rate and (2) the product of (a) the principal amount multiplied by (b) the maximum cap. Accordingly, at maturity, the cash settlement value in this example would equal $1,000.00 plus (a) $1,000.00 multiplied by (b) 30.00%. Therefore, the notes would pay $1,300.00 at maturity.

Example 1 shows that you are assured the return of your principal investment when the basket ending level is greater than the basket starting level for the reference asset. Example 1 also illustrates that if the product of the basket return multiplied by the upside participation rate exceeds the stated maximum cap, your return on the notes will be limited to the stated maximum cap.

Example 2: The basket return is positive over the term of the notes, and the product of the basket return multiplied by the upside participation rate is less than the maximum cap.

Reference Asset
Basket Starting Level	100.00
Basket Ending Level	104.00
Basket Return	4.00%
Basket Return x Upside Participation Rate:	12.00%
Maximum Cap:	30.00%
Cash Settlement Value:	$1,120.00

Here, the basket return is 4.00%.

Because the basket return is positive, the cash settlement value equals the principal amount of the notes plus the lessor of (1) the product of (a) the principal amount multiplied by (b) the basket return multiplied by the upside participation rate and (2) the product of (a) the principal amount multiplied by (b) the maximum cap. Accordingly, at maturity, the cash settlement value in this example would equal $1,000 plus (a) $1,000 times (b) 4.00% multiplied by 300.00%. Therefore, the notes would pay $1,120.00 at maturity.

Example 2 illustrates how a positive basket return is magnified by the leverage provided by the upside participation rate until the maximum cap is reached.

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Example 3: The basket return is negative over the term of the notes.

Reference Asset
Basket Starting Level	100.00
Basket Ending Level	95.00
Basket Return:	-5.00%
Cash Settlement Value:	$950.00

Here, the basket return is -5.00%.

Because the basket return is negative, the cash settlement value results in 1.00% of principal loss for each percentage point that the basket return falls below 0.00%. Accordingly, at maturity, the cash settlement value in this example would equal $1,000 multiplied by 95.00%. Therefore, the cash settlement value would be $950.00.

Example 3 shows that a significant negative basket return may result in loss of up to 100% of an investor’s initial investment in the notes.

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Sensitivity Analysis - Hypothetical payment at maturity for each $10,000 principal amount of notes.

The table below illustrates the payment at maturity (including, where relevant, the payment in respect of the basket return) on a $10,000 investment in notes for a hypothetical range of performance for the basket return from
-100% to +100%. The following results are based solely on the assumptions outlined below. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. You should not take the below illustration as an indication or assurance of the expected performance of the reference asset or return of the notes.

Assumptions:

•	Principal Amount:	$10,000

•	Upside Participation Rate:	300.00%

•	Maximum Cap	30.00%

Basket Return	Upside Participation Rate	Return on the Notes (%)	Payment at Maturity
100.00%	300.00%	30.00%	$13,000
90.00%	300.00%	30.00%	$13,000
80.00%	300.00%	30.00%	$13,000
70.00%	300.00%	30.00%	$13,000
60.00%	300.00%	30.00%	$13,000
50.00%	300.00%	30.00%	$13,000
40.00%	300.00%	30.00%	$13,000
30.00%	300.00%	30.00%	$13,000
20.00%	300.00%	30.00%	$13,000
10.00%	300.00%	30.00%	$13,000
5.00%	300.00%	15.00%	$11,500
0.00%	N/A	0.00%	$10,000
-5.00%	N/A	-5.00%	$9,500
-10.00%	N/A	-10.00%	$9,000
-20.00%	N/A	-20.00%	$8,000
-30.00%	N/A	-30.00%	$7,000
-40.00%	N/A	-40.00%	$6,000
-50.00%	N/A	-50.00%	$5,000
-60.00%	N/A	-60.00%	$4,000
-70.00%	N/A	-70.00%	$3,000
-80.00%	N/A	-80.00%	$2,000
-90.00%	N/A	-90.00%	$1,000
-100.00%	N/A	-100.00%	$0

The notes are intended to be long term investments and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the level of the reference asset has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

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DESCRIPTION OF THE REFERENCE ASSET

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in any of the securities comprising the reference asset. All disclosures contained in this free writing prospectus regarding the reference asset, including its make-up, performance, method of calculation and changes in its components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the reference asset or any constituent included in the reference asset contained in this free writing prospectus. You should make your own investigation into the reference asset.

We urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-37 in the accompanying prospectus supplement.

The Hang Seng®  Index (the “HSI”)

We have derived all information relating to the HSI, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. HSI Services Limited, a wholly owned subsidiary of the Hang Seng Bank publishes the HSI. HSI Services Limited is under no obligation to continue to publish, and may discontinue or suspend the publication of the HSI at any time. We make no representation or warranty as to the accuracy or completeness of any information relating to the HSI.

HSI Services Limited publishes the HSI

The HSI is calculated, maintained and published by HSI Services Limited and was first developed, calculated and published on November 24, 1969. The HSI is reported by Bloomberg under the ticker symbol “HSI <Index>”. The HSI is a market capitalization weighted stock market index in the Stock Exchange of Hong Kong Limited (the “SEHK”) and purports to be an indicator of the performance of the Hong Kong stock market.

Only companies with a primary listing on the main board of the SEHK are eligible as constituents of the HSI. Mainland China enterprises that have an H-share listing in Hong Kong are eligible for inclusion in the HSI when they meet any one of the following conditions: (1) the H-share company has 100% of its ordinary share capital in the form of H-shares which are listed on the SEHK; (2) the H-share company has completed the process of share reform, with the result that there is no unlisted share capital in the company; or (3) for new H-share initial public offerings, the company has no unlisted share capital. For any H-share company included in the HSI, only the H-share portion of the share capital of the company will be used for index calculation, subject to free float adjustment. H-shares are shares of mainland China companies listed on the SEHK.

To be eligible for selection, a company: (1) must be among those that constitute the top 90% of the total market capitalization of all primary listed shares on the SEHK (market capitalization is expressed as an average of the past 12 months); (2) must be among those that constitute the top 90% of the total turnover of all primary listed shares on the SEHK (turnover is aggregated and individually assessed for eight quarterly sub-periods for the past 24 months); and (3) should normally have a listing history of 24 months. From the many eligible candidates, final selections are based on the following: (1) the market capitalization and turnover rankings of the companies; (2) the representation of the sub-sectors within the Hang Seng Index directly reflecting that of the market; and (3) the financial performance of the companies.

Calculation Methodology

From September 11, 2006, and phased in over a period of 12 months from September 2006 to September 2007, the calculation methodology of the HSI has been changed from a full market capitalization weighting to a free float-adjusted market capitalization weighting. Under this calculation methodology, the following shareholdings are viewed as strategic in nature and excluded for index calculation:

• Strategic holdings . Shares held by strategic shareholders who individually or collectively control more than 30% of the shareholdings;

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• Directors’ holdings . Shares held by directors who individually control more than 5% of the shareholdings;

• Cross-holdings . Shares held by a Hong Kong-listed company which controls more than 5% of the shareholdings as investments; and

• Lock-up shares. Shares held by shareholders who individually or collectively represent more than 5% of the shareholdings in the company and with a publicly disclosed lock-up arrangement.

The HSI is calculated using the following formula:

Pt	: Current Price at day t
Pt-1	: Closing Price at Day (t-1)
IS	: Issued H-Shares
FAF:	Freefloat-adjusted Factor, which is between 0 and 1, adjusted every six months
CF	: Cap Factor, which is between 0 and 1, adjusted every six months

A free float-adjusted factor representing the proportion of shares that is free floated as a percentage of the issued shares, is rounded up to the nearest multiple of 5% for the calculation of the Hang Seng Index and is updated half-yearly.

A cap of 15% on individual stock weightings is applied. A cap factor is calculated half-yearly to coincide with the regular update of the free float-adjusted factor. Additional re-capping is performed upon constituent changes.

Additional information on the Hang Seng Index is available on the following website: http://www.hsi.com.hk.

License Agreement with HSI Services Limited

We have entered into a non-exclusive license agreement with HSI Services Limited and Hang Seng Data Services Limited whereby we, in exchange for a fee, are permitted to use the Hang Seng Index in connection with certain securities, including the notes. We are not affiliated with HSI Services Limited; the only relationship between HSI Services Limited and us is any licensing of the use of HSI Services Limited’s indices and trademarks relating to them.

The license agreement provides that the following language must be set forth herein:

The HSCEI is published and compiled by HSI Services Limited pursuant to a license from Hang Seng Data Services Limited. The marks and names “The Hang Seng Index®” and “The Hang Seng China Enterprises Index®” are proprietary to Hang Seng Data Services Limited. HSI Services Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Index by HSBC in connection with the notes, but neither HSI Services Limited nor Hang Seng Data Services Limited warrants or represents or guarantees to any broker or holder of the notes or any other person (i) the accuracy or completeness of any of the Index and its computation or any information related thereto; or (ii) the fitness or suitability for any purpose of any of the Index or any component or data comprised in it; or (iii) the results which may be obtained by any person from the use of any of the Index or any component or data comprised in it for any purpose, and no warranty or representation or guarantee of any kind whatsoever relating to any of the Index is given or may be implied. The process and basis of computation and compilation of any of the Index and any of the related formula or formulae, constituent stocks and factors may at any time be changed or altered by HSI Services Limited without notice. To the extent permitted by applicable law, no responsibility or liability is accepted by HSI Services Limited or Hang Seng Data Services Limited (i) in respect of the use of and/or reference to any of the Index by HSBC in connection with the notes; or (ii) for any inaccuracies, omissions, mistakes or errors of HSI Services Limited in the computation of any of the Index; or (iii) for any inaccuracies, omissions, mistakes, errors or incompleteness of any information used in connection with the computation of any of the Index which is supplied by any other person; or (iv) for any economic or other loss which may be directly or indirectly sustained by any broker or holder of the notes or any other person dealing with the notes as a result of any of the aforesaid, and no claims, actions or legal proceedings may be brought against HSI Services Limited and/or Hang Seng Data Services Limited in connection with the notes in any manner whatsoever by any broker, holder or other person dealing with the notes. Any broker, holder or other person dealing with the notes does so therefore in full knowledge of this disclaimer and can place no reliance whatsoever on HSI Services Limited and Hang Seng Data Services Limited. For the avoidance of doubt, this disclaimer does not create any contractual or quasi-contractual relationship between any broker, holder or other person and HSI Services Limited and/or Hang Seng Data Services Limited and must not be construed to have created such relationship.

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Historical Performance of the HSI

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of the index for each quarter in the period from January 1, 2005 through March 31, 2008 and for the period from April 1, 2008 through May 28, 2008. The closing level of the index on May 28, 2008 was 24,249.51. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. Historical prices of the index should not be taken as an indication of future performance, and no assurance can be given that the level of the index will increase relative to the initial level during the term of the notes.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2005	14,272.54	13,320.53	13,516.88
June 30, 2005	14,365.05	13,337.44	14,201.06
September 30, 2005	15,508.57	13,920.87	15,428.52
December 30, 2005	15,493.00	14,189.47	14,876.43
March 31, 2006	15,999.31	14,843.97	15,805.04
June 30, 2006	17,328.43	15,204.86	16,267.62
September 30, 2006	17,683.45	15,948.76	17,543.05
December 31, 2006	20,049.03	17,428.10	19,964.72
March 30, 2007	20,971.46	18,659.23	19,800.93
June 29, 2007	22,085.59	19,672.94	21,772.73
September 30, 2007	27,254.97	19,386.72	27,142.47
December 31, 2007	31,958.41	25,861.73	27,812.65
March 31, 2008	27,853.60	20,572.92	22,849.20
April 1, 2008 through May 28, 2008	26,387.37	22,700.50	24,249.51

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MSCI Singapore Free IndexSM

We have derived all information regarding the MSCI Singapore Free IndexSM including, without limitation, its make-up, method of calculation, and changes in its components, from the MSCI Global Investable Market Indices Methodology Book published by MSCI and other publicly available information. Such information reflects the policies of, and is subject to change by, MSCI. We have not independently verified such information. We make no representation or warranty as to the accuracy or completeness of such information.

MSCI Singapore Free Index Composition and Calculation

The MSCI Singapore Index SM is a free float-adjusted market capitalization index that is designed to measure equity market performance in Singapore. It has a base date of January 1, 1988 and uses “foreign” prices instead of local prices when available. is calculated in Singapore Dollars on a real time basis and disseminated every 15 seconds during market trading hours.

The Index is part of the MSCI Equity Indices series. MSCI aims to include in its indices 85% of the free float-adjusted market capitalization in each industry sector, within each country included in an index.

MSCI recently announced changes to the methodology used in its MSCI International Equity Indices. The current MSCI Standard and MSCI Small Cap Indices, along with the other MSCI equity indices based on them, are transitioning to the Global Investable Market Indices methodology described below. The first phase of the transition of the MSCI Standard Indices, which include the MSCI EM (Emerging Markets) Index, was completed on November 30, 2007. At the end of the transition period (May 30, 2008), the current MSCI Standard Indices will be composed of the MSCI Large Cap and Mid Cap Indices. The current MSCI Small Cap Index will transition to the MSCI Small Cap Index resulting from the new methodology. Together, the relevant MSCI Large Cap, Mid Cap and Small Cap Indices will make up the MSCI Investable Market Index for each country, composite, sector, and style index that MSCI offers.

Constructing the MSCI Global Investable Market Indices

MSCI undertakes an index construction process, which involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying Index Continuity Rules for the MSCI Standard Index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard (the “GICS”).

Defining the Equity Universe

(i) Identifying Eligible Equity Securities: The Equity Universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets (“DM”) or Emerging Markets (“EM”). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the Equity Universe. Real Estate Investment Trusts (“REITs”) in some countries and certain income trusts in Canada are also eligible for inclusion.

(ii) Country Classification of Eligible Securities: Each company and its securities (i.e., share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A Market Investable Equity Universe for a market is derived by applying investability screens to individual companies and securities in the Equity Universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the Global Investable Market Indices methodology.

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The investability screens used to determine the Investable Equity Universe in each market are as follows:

(i) Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a Market Investable Equity Universe, a company must have the required minimum full market capitalization.

(ii) Equity Universe Minimum Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the Equity Universe Minimum Size Requirement.

(iii) DM and EM Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have adequate liquidity. The Annualized Traded Value Ratio (“ATVR”), a measure that offers the advantage of screening out extreme daily trading volumes and taking into account the free float-adjusted market capitalization size of securities, is used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% ATVR is required for inclusion of a security in a Market Investable Equity Universe of a Developed Market, and a minimum liquidity level of 15% ATVR is required for inclusion of a security in a Market Investable Equity Universe of an Emerging Market.

(iv) Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security’s Foreign Inclusion Factor (“FIF”) must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a Market Investable Equity Universe.

(v) Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering (“IPO”) to be eligible for inclusion in a Market Investable Equity Universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a Semi-Annual Index Review. This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the Minimum Length of Trading Requirement and may be included in a Market Investable Equity Universe and the Standard Index outside of a Quarterly or Semi-Annual Index Review.

Defining Market Capitalization Size Segments for Each Market

Once a Market Investable Equity Universe is defined, it is segmented into the following size-based indices:

•	Investable Market Index (Large + Mid + Small)

•	Standard Index (Large + Mid)

•	Large Cap Index

•	Mid Cap Index

•	Small Cap Index

Creating the Size Segment Indices in each market involves the following steps: (i) defining the Market Coverage Target Range for each size segment; (ii) determining the Global Minimum Size Range for each size segment; (iii) determining the Market Size-Segment Cutoffs and associated Segment Number of Companies; (iv) assigning companies to the size segments; and (v) applying final size-segment investability requirements.

Index Continuity Rules for the Standard Indices

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules contained herein, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

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Creating Style Indices within Each Size Segment

All securities in the investable equity universe are classified into Value or Growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard

All securities in the Global Investable Equity Universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with Standard & Poor’s, the Global Industry Classification Standard. Under the GICS, each company is assigned uniquely to one sub-industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS.

MSCI Singapore Free Index Maintenance

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves:

(i) Semi-Annual Index Reviews (“SAIRs”) in May and November of the Size Segment and Global Value and Growth Indices which include:

•	Updating the indices on the basis of a fully refreshed Equity Universe.

•	Taking buffer rules into consideration for migration of securities across size and style segments.

•	Updating FIFs and Number of Shares (“NOS”).

(ii) Quarterly Index Reviews (“QIRs”) in February and August of the Size Segment Indices aimed at:

•	Including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index.

•	Allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR.

•	Reflecting the impact of significant market events on FIFs and updating NOS.

(iii) Ongoing event-related changes. Changes of this type are generally implemented in the indices as they occur. Significantly large IPOs are included in the indices after the close of the company’s tenth day of trading.

Transition

MSCI will transition the current MSCI Standard Index, the Small Cap Index and all indices derived from the MSCI Standard Index to the Global Investable Market Indices methodology described above.

All indices that are constructed with the Standard Indices as their basis, such as the GDP-weighted indices, 10/40 Indices and other custom indices, High Dividend Yield Indices, the MSCI Global Value and Growth Indices, etc., will continue to be derived from the Standard Indices throughout the transition.

The second phase of the transition of the MSCI Standard and the MSCI Small Cap Indices to the MSCI Global Investable Market Indices methodology will take place on May 30, 2008 (the first phase having been completed on November 30, 2007). The final additions and deletions of constituents for the second phase will be announced at least four weeks in advance of their implementation in the Standard and Small Cap Indices. All indices derived from the MSCI Standard Indices will follow the two-phase transition, except for the MSCI Euro and Pan Euro Indices which were transitioned in one phase on November 30, 2007. The transition will be synchronized for all markets and composites.

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During the transition period, MSCI will be producing the MSCI Provisional Standard and Provisional Small Cap Indices to assist investors in understanding the changes that would occur if the Global Investable Market Indices methodology were immediately implemented in the current MSCI Standard and Small Cap Indices. The Provisional Indices also provide increased flexibility to current investors who wish to transition to the Global Investable Market Indices methodology on their own schedule.

The Provisional Standard and Provisional Small Cap Indices and the new Size Segment and Style Indices that will be created based on this methodology are official MSCI indices and, as such, can be used for a variety of purposes, including as the basis for new investment mandates and for investment vehicles such as passive mutual funds, exchange traded funds and listed and over-the-counter derivative contracts.

Reflecting Constituent Changes in the Standard Indices at the Transition Points

In the first phase of the transition, which was completed on November 30, 2007:

•	After rebalancing the Provisional Standard Indices as per the SAIR, they were compared with the relevant Standard Indices.

•
All companies that were in the Provisional Standard Index but not in the corresponding Standard Index were added to the Standard Index at half of their free float-adjusted market capitalization, and all companies that were not in the Provisional Standard Index but were in the corresponding Standard Index were retained in the Standard Index but at only half of their free float-adjusted market capitalization.

 In the second and final phase in May 2008:

•	The Provisional Standard Indices will be rebalanced.

•	Any and all differences between the rebalanced Provisional Standard Index and the Standard Index will be fully implemented in the Standard Indices.

The transition of the Small Cap Indices will be synchronized with the transition of the Standard Indices, following the same timeline and approach.

License Agreement with MSCI

We expect to enter into a non-exclusive license agreement with Morgan Stanley Capital International Inc. (“MSCI®”), whereby HSBC USA Inc., in exchange for a fee, will be permitted to use the index in connection with the offer and sale of the offered notes. We are not affiliated with MSCI® and the only relationship between MSCI® and HSBC USA Inc. is the licensing of the use of the index and trademarks relating to the index.

The MSCI® indexes are the exclusive property of MSCI®. MSCI® and the MSCI® index names are service mark(s) of MSCI® or its affiliates and have been licensed for use for certain purposes by HSBC USA Inc. The offered notes referred to herein are not sponsored, endorsed, or promoted by MSCI®, and MSCI® bears no liability with respect to any such offered notes. This prospectus supplement contains a more detailed description of the limited relationship MSCI® has with HSBC USA Inc. and any related notes. No purchaser, seller or holder of the offered notes, or any other person or entity, should use or refer to any MSCI® trade name, trademark or service mark to sponsor, endorse, market or promote the offered notes without first contacting MSCI® to determine whether MSCI®’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI® without the prior written permission of MSCI®.

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THE OFFERED NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI®, ANY AFFILIATE OF MSCI® OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI® INDEX. THE MSCI® INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI®. MSCI® AND THE MSCI® INDEX NAMES ARE SERVICE MARK(S) OF MSCI® OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY HSBC USA INC. NEITHER MSCI®, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI® INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THE OFFERED NOTES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THE OFFERED NOTES PARTICULARLY OR THE ABILITY OF ANY MSCI® INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI® OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI® INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI® WITHOUT REGARD TO THE OFFERED NOTES OR THE ISSUER OR OWNER OF THE OFFERED NOTES. NEITHER MSCI®, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI® INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THE OFFERED NOTES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI® INDEXES. NEITHER MSCI®, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI® INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE OFFERED NOTES TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THE OFFERED NOTES ARE REDEEMABLE FOR CASH. NEITHER MSCI®, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI® INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THE OFFERED NOTES IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE OFFERED NOTES.

ALTHOUGH MSCI® SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI® INDEXES FROM SOURCES WHICH MSCI® CONSIDERS RELIABLE, NEITHER MSCI®, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI® INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI® INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI®, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI® INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE’S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE OFFERED NOTES, OWNERS OF THE OFFERED NOTES OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI® INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI®, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI® INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI® INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI®, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI® INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI®, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI® INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI® INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI®, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI® INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of the offered notes, or any other person or entity, should use or refer to any MSCI® trade name, trademark or service mark to sponsor, endorse, market or promote the offered notes without first contacting MSCI® to determine whether MSCI®’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI® without the prior written permission of MSCI®.

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All disclosures contained in this free writing prospectus regarding the index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by MSCI®. HSBC USA Inc. does not assume any responsibility for the accuracy or completeness of that information.

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Historical Performance of SGY

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of the index for each quarter in the period from January 1, 2005 through March 31, 2008 and for the period from April 1, 2008 through May 28, 2008. The closing level of the index on May 28, 2008 was 384.63. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. Historical prices of the index should not be taken as an indication of future performance, and no assurance can be given that the level of the index will increase relative to the initial level during the term of the notes.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2005	260.09	245.95	254.00
June 30, 2005	265.19	248.29	264.17
September 30, 2005	285.35	263.42	272.51
December 30, 2005	279.32	259.33	278.51
March 31, 2006	302.13	278.14	300.76
June 30, 2006	318.46	270.87	290.78
September 30, 2006	308.91	275.66	307.74
December 31, 2006	365.48	307.79	364.68
March 30, 2007	405.43	357.83	397.81
June 29, 2007	450.71	397.05	437.16
September 30, 2007	458.36	362.19	455.59
December 31, 2007	481.23	400.60	423.95
March 31, 2008	422.93	335.34	375.34
April 1, 2008 through May 28, 2008	403.79	373.68	384.63

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THE S&P® Australian Stock Exchange 200 Index

We have derived all information regarding the S&P ® /ASX 200 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Standard & Poor’s Australian Index Committee (the “S&P/ASX Committee”). We have not independently verified such information. We have not confirmed the accuracy or completeness of the information derived from these public sources.

S&P ® /ASX 200 Index Composition and Maintenance

The AS51 is intended to provide an investable benchmark for the Australian equity market and represents approximately 78% of Australian market capitalization. The AS51 is a float-adjusted capitalization-weighted index, meaning that each underlying stock's weight in the index is based on its free float-adjusted market capitalization. The AS51 is comprised of the 100 largest stocks listed on the Australian Stock Exchange (the “ASX”), plus an additional 100 stocks, all of which must meet certain liquidity requirements. S&P/ASX chooses companies for inclusion in the AS51 with an aim of providing a broad market representation, while maintaining underlying investability and liquidity. S&P/ASX may from time to time, in its sole discretion, add companies to, or delete companies from, the AS51 to achieve the objectives stated above. Relevant criteria employed by S&P/ASX (discussed in more detail below) include a stock's liquidity, free float and market capitalization.

S&P ® /ASX 200 Index Calculation

The calculation of the value of the AS51 is based on the relative float-adjusted aggregate market capitalization of the stocks of 200 companies in the Australian market (the “Component Stocks”) as of a particular time as compared to the base value of the AS51. The index market capitalization for each Component Stock is calculated by multiplying the company's stock price times the number of ordinary shares times the investable weight factor (as discussed below). Calculations for the AS51 are based on stock prices taken from the ASX. The official daily AS51 closing values are calculated after the market closes and are based on the last traded price for each Component Stock.

Component Stocks of the AS51 are determined after an analysis of the stocks' liquidity, free float and market capitalization. A constituent of the AS51 must be sufficiently liquid to enable institutional investors to buy in and sell out of the company without severely distorting the share price of that stock. The S&P Australian Index Committee (the “Committee”) assesses whether a company has sufficient liquidity to be eligible for the AS51 by analyzing each company's free float and daily share turnover. Free float is defined as the portion of shares not being held by the following: (i) government and government agencies, (ii) controlling and strategic shareholders/partners, (iii) any other entities or individuals which hold more than 5%, excluding some financial institutions and funds and (iv) other restricted portions such as treasury stocks. Stocks are deemed ineligible for inclusion in the AS51 if their free float is less than 30%. In addition, the Committee considers market capitalization, adjusting each company's market capitalization for free float. An investable weight factor is used in the adjustment process. In most cases, a stock's factor will be a direct reflection of its level of free float; however, some stocks are allocated a factor at half of its free float level as a result of low liquidity. The Committee considers average float-adjusted market capitalization over a six-month period when assessing whether a company's market capitalization is sufficient for the company to be represented in the AS51.

The Committee is responsible for setting policy, determining index composition and administering the AS51 in accordance with the S&P/ASX methodology. The Committee is comprised of five members representing S&P and ASX. The Committee may add, remove or bypass any company or security during the selection process. In maintaining the AS51, the Committee considers the guiding principle of minimizing changes to the index portfolio. The Committee deletes Component Stocks from the AS51 for reasons including acquisition, insufficient market capitalization, insufficient liquidity, liquidation or insolvency and company restructurings. Additions to the AS51 are triggered only by deletions, and are evaluated using the criteria described above for selection of Component Stocks. Initial public offerings may be eligible for inclusion prior to six months of data being available, but only if a deletion occurs and the Committee decides that the inclusion is justified.
The Committee rebalances the AS51 quarterly at the end of February, May, August, and November; the free float and investable weight factors of Component Stocks are reviewed as part of the February rebalance. Quarterly rebalances analyze market capitalization and liquidity over the previous six months. The Committee announces index deletions and replacements to the AS51 to the market on the first Friday of March, June, September and December. Quarterly changes become effective at the close of trade on the third Friday of March, June, September and December. The AS51 is also rebalanced, and investable weight factors are adjusted, on an as needed basis when significant corporate events occur.

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S&P makes changes to the AS51 shares on issue under the following circumstances: (i) market-wide placements and buybacks that are 5% of the index issued capital and greater than 5 million Australian dollars (“A$”), (ii) shares issued as a result of dividend reinvestment plans and (iii) rights issues, bonus issues and other major corporate actions. The ASX may quote a different number of shares than the AS51; however, if the aggregated difference between the ASX quoted shares and the S&P/ASX index quoted shares at quarter-end is greater than A$100 million or 5% of the index issued capital, shares will be adjusted to reflect those quoted by the ASX.

While S&P currently employs the above methodology to calculate the AS51, we cannot assure you that S&P will not modify or change this methodology in a manner that may affect the redemption amount at maturity to beneficial owners of the securities. Neither we nor any of our affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the AS51 or any successor index. S&P does not guarantee the accuracy or completeness of the AS51 or any data included in the AS51. S&P assumes no liability for any errors, omissions or disruption in the calculation and dissemination of the AS51. S&P disclaims all responsibility for any errors or omissions in the calculation and dissemination of the AS51 or the manner in which the AS51 is applied in determining the amount payable on the securities.

License Agreement with S&P

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P’s in connection with some products, including the securities.

The securities are not sponsored, endorsed, sold or promoted by S&P, a division of The McGraw Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in financial products generally or in the securities particularly or the ability of the AS51 to track general stock market performance. S&P’s only relationship to HSBC USA Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the AS51 which is determined, composed and calculated by S&P without regard to HSBC or the securities. S&P has no obligation to take the needs of HSBC or the holders of the securities into consideration in determining, composing or calculating the AS51. S&P is not responsible for and has not participated in the determination of the timing of the sale of the securities, prices at which the securities are to initially be sold, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the securities.

Historical Performance of AS51

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of the index for each quarter in the period from January 1, 2005 through March 31, 2008 and for the period from April 1, 2008 through May 28, 2008. The closing level of the index on May 28, 2008 was 5,648.10. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. Historical prices of the index should not be taken as an indication of future performance, and no assurance can be given that the level of the index will increase relative to the initial level during the term of the notes.

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Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2005	4,266.90	4,026.10	4,109.90
June 30, 2005	4,321.70	3,926.60	4,277.50
September 30, 2005	4,679.10	4,213.60	4,641.20
December 30, 2005	4,775.80	4,311.10	4,763.40
March 31, 2006	5,139.50	4,751.10	5,129.70
June 30, 2006	5,406.70	4,758.30	5,073.90
September 30, 2006	5,164.20	4,899.90	5,154.10
December 31, 2006	5,684.40	5,142.70	5,669.90
March 30, 2007	6,052.10	5,499.00	5,995.00
June 29, 2007	6,409.20	5,915.80	6,274.90
September 30, 2007	6,594.40	5,483.30	6,567.80
December 31, 2007	6,851.50	6,105.10	6,339.80
March 31, 2008	6,385.70	5,039.60	5,355.70
April 1, 2008 through May 28, 2008	5,980.80	5,301.00	5,648.10

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes, and in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the notes in accordance with this approach. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid forward or other executory contracts.

If one or more of the entities included in the reference asset are treated as a REIT, partnership or trust, or PFIC for U.S. federal income tax purposes, or otherwise as a “pass-thru entity” for purposes of section 1260 of the Code, it is possible that the note will be subject to the “constructive ownership” rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes could be treated as ordinary income and subject to an interest charge.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described above. For example, the notes could be treated as debt instruments that are “contingent payment debt instruments” for federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Contingent Payment Debt Instruments” in the prospectus supplement.

Recently, the Internal Revenue Service (“IRS”) and the Treasury Department issued Notice 2008-2 under which they requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which would include the notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the note prior to the receipt of payments under the note or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a note as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the note could be subject to U.S. withholding tax in respect of a note. It is unclear whether any regulations or other guidance would apply to the notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the notes.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

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CERTAIN ERISA CONSIDERATIONS

We urge you to read and consult “Certain ERISA Considerations” in the prospectus supplement.

DISCONTINUANCE OR MODIFICATION OF AN INDEX

If a reference sponsor (as defined below) discontinues publication of or otherwise fails to publish the applicable index on any day on which that index is scheduled to be published and the reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the “successor index”), then that successor index will be deemed to be the applicable index for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to us and the holders of the securities.

If an index is discontinued or if a reference sponsor fails to publish the applicable index and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the applicable index level using the same general methodology previously used by the reference sponsor. The calculation agent will continue to make that determination until the earlier of (i) the final valuation date or (ii) a determination by the calculation agent that the applicable index or a successor index is available. In that case, the calculation agent will furnish written notice to us and the holders of the securities.

If at any time the method of calculating an index or a successor index, or the value thereof, is changed in a material respect, or if an index or a successor index is in any other way modified so that, in the determination of the calculation agent, the value of such index does not fairly represent the value of such index or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a value comparable to the value that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating an index or a successor index is modified so that the value of such index is a fraction of what it would have been if it had not been modified, then the calculation agent will adjust such index in order to arrive at a value of such index or the successor index as if it had not been modified. In that case, the calculation agent will furnish written notice to us and the holders of the securities.

Notwithstanding these alternative arrangements, discontinuance of the publication of any index may adversely affect the value of, and trading in, the notes.

“Reference sponsor” means:

•	with respect to HSI, HSI Services Limited

•	with respect to SGY, Morgan Stanley Capital International Inc.

•	with respect to AS51, Standard & Poor’s, a division of The McGraw Hill Companies

EVENTS OF DEFAULT AND ACCELERATION

If the calculation agent determines that the notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated cash settlement value due and payable in the same general manner as described in “Summary-Payment at Maturity” on page 2 of this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated basket return. If a market disruption event exists with respect to the reference asset on that scheduled trading day, then the final valuation date for the reference asset will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the third business day following the accelerated final valuation date.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the prospectus.

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You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement, prospectus addendum and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement, prospectus addendum and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement, prospectus addendum and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement, prospectus addendum and prospectus is correct on any date after their respective dates.

		HSBC USA Inc. $[●] Enhanced Market Participation Notes Linked to a Basket of Indices May 29, 2008 FREE WRITING PROSPECTUS

TABLE OF CONTENTS
Free Writing Prospectus
Summary	2
Investor Suitability	4
Risk Factors	4
Illustrative Examples	6
Description of the Reference Asset	10
Certain U.S. Federal Income Tax Considerations	23
Certain ERISA Considerations	24
Discontinuance or Modification of an Index	24
Events of Default and Acceleration	24
Prospectus Supplement
Risk Factors	S-3
Pricing Supplement	S-13
Description of Notes	S-14
Sponsors or Issuers and Reference Asset	S-25
Use of Proceeds and Hedging	S-26
Certain U.S. Federal Income Tax Considerations	S-26
Supplemental Plan of Distribution	S-38
Prospectus
About this Prospectus	2
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	4
Description of Preferred Stock	16
Description of Warrants	22
Description of Purchase Contracts	26
Description of Units	29
Book-Entry Procedures	32
Limitations on Issuances in Bearer Form	36
Certain U.S. Federal Income Tax Considerations
Relating to Debt Securities	37
Plan of Distribution	52
Notice to Canadian Investors	54
Certain ERISA Matters	58
Where You Can Find More Information	59
Legal Opinions	59
Experts	59

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